EXHIBIT 77 to Neuberger Berman High Yield Strategies Fund Inc. NSAR 10/31/13
 Item 77I

 On September 18, 2013, the Neuberger Berman High Yield Strategies Fund Inc. (the Fund) issued privately placed notes (New PNs) with an aggregate principal value of $90,000,000 and Mandatory Redeemable Preferred Shares, Series B (MRPS) with an aggregate value of $35,000,000 to holders of Perpetual Preferred Shares, Series A and privately placed notes previously issued on August 6, 2010 and September 30, 2010, respectively.

 The New PNs and MRPS have a maturity date of September 18, 2023. The interest on the New PNs is accrued daily and paid quarterly. The MRPS have a liquidation preference of $25,000 per share plus any accumulated unpaid distributions, whether or not earned or declared by the Fund, but excluding interest thereon (MRPS Liquidation Value). Distributions on the MRPS are
 accrued daily and paid quarterly.   For financial reporting purposes only,
 the liquidation preference of the MRPS is recognized as a liability in the Statement of Assets and Liabilities in the Funds annual report for the period ended October 31, 2013.

 The Fund may redeem MRPS or prepay the New PNs, in whole or in part, at its option after giving a minimum amount of notice to the relevant holders of the MRPS and the New PNs, but will incur additional expenses if it chooses to so redeem or prepay. The Fund is also subject to certain restrictions relating to the MRPS and the New PNs. Failure to comply with these restrictions could preclude the Fund from declaring any distributions to common shareholders or repurchasing common shares and/or could trigger the mandatory redemption of MRPS at MRPS Liquidation Value and certain expenses and/or mandatory prepayment of New PNs at par value plus accrued but unpaid interest and certain expenses. The holders of MRPS are entitled to one vote per share and will vote with holders of common shares as a single class, except that the holders of MRPS will vote separately as a class on certain matters, as required by law or the Funds organizational documents. The holders of MRPS, voting as a separate class, are entitled at all times to elect two Directors of the Fund and to elect a majority of the Directors of the Fund if the Fund fails to pay distributions on MRPS for two consecutive years.
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